UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38049

Azul S.A.
(Name of Registrant)

Edifício Jatobá, 8th Floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040, Brazil
+55 (11) 4831 2880
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Statutory Audit Committee

On May 5, 2026, the Board of Directors of Azul S.A. (the “Company”) held a meeting at which the matters described below, among others, were resolved.

In view of the resignation of Mr. James Jason Grant from the position of an Independent Member of the Company's Statutory Audit Committee, and upon recommendation of the Company's Strategy Committee, the Board of Directors approved the appointment of Mr. Sérgio Eraldo de Salles Pinto as an Independent Member of the Statutory Audit Committee, for a term of office ending on May 2, 2027, concomitantly with the end of the term of office of the current members of the Statutory Audit Committee.

Accordingly, with effect from May 5, 2026, the Statutory Audit Committee comprises the following members:

•	Independent Member and Coordinator: Mr. Gilberto de Almeida Peralta;
•	Independent Member: Mr. Sérgio Eraldo de Salles Pinto; and
•	Independent Member: Ms. Renata Faber Rocha Ribeiro.

Furthermore, the Board of Directors resolved that Mr. Sérgio Eraldo de Salles Pinto and Mr. Gilberto de Almeida Peralta each qualify as an audit committee financial expert for the purposes of Item 407(d)(5) of Regulation S-K under the U.S. Securities Act of 1933, Rule 803B(2)(iii) of the NYSE American Company Guide and Section 303A.07 of the NYSE Listed Company Manual.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2026

Azul S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Chief Financial Officer